  Exhibit 99.1

Prophecy Appoints Ron Espell as VP, Environmental and Sustainability to Lead Gibellini Vanadium Project’s Permitting

Vancouver, British Columbia, October 29, 2018 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the appointment of Ron Espell as the Company’s Vice-President, Environmental and Sustainability, effective November 14, 2018, to lead the environmental permitting efforts for the Gibellini vanadium project (“Gibellini”). Mr. Espell will report to Gerald Panneton, the Company’s President and CEO.

Mr. Espell is a highly-regarded specialist in US federal and Nevada state mine permitting, with over 30 years of experience in corporate environmental management, permitting in conformance with applicable regulatory and performance standards, mine waste management, reclamation and closure planning.

Prior to joining Prophecy, Mr. Espell was the Corporate Environmental Director of McEwen Mining Inc. (“McEwen Mining”). Within 18 months from the time he joined McEwen Mining, Mr. Espell led his team to successfully obtain the Gold Bar project’s Environmental Impact Statement (EIS) approval from the Bureau of Land Management (“BLM”) Battle Mountain District office in November 2017. Mr Espell was the chief liaison with federal and Nevada state regulatory agencies for permitting, compliance, and regulatory program development.

Mr. Espell comments: “I am very pleased to join this dynamic Prophecy team to work on the exciting Gibellini vanadium project. I am confident of the project’s merits and Prophecy has already established very good project permit ground work which I will continue on and collaborate closely with federal and state permitting agencies, local communities and all stake holders to make Gibellini the first primary vanadium mine in the US.”

Gerald Panneton, Prophecy’s President and CEO comments: “Ron has demonstrated his ability to deliver EIS in Nevada on time and under budget. He is an outstanding team leader with creative problem solving skills and he pays meticulous attention to detail. His deep knowledge of environmental assessments and permitting, and his well-liked persona makes him a great pleasure to work with. Ron is an excellent addition to our Prophecy team.”

The Gold Bar project is in Eureka County, Nevada, approximately 40 miles northwest from the Company’s Gibellini vanadium project. Both projects are overseen by the BLM Battle Mountain District office and share many similarities in terms of mining and recovery method, capital expenditure and throughput.

Project	Gold Bar	Gibellini Vanadium
Owner	MUX.t	PCY.t
Recovery method	Heap Leach	Heap Leach
Strip Ratio waste tons / ore tons	3:1	0.17:1
Throughput tons per day	8,000	8,220
Capex US$	$81 million	$121 million (includes 25% contingency)
EIS permit date	Nov-17	TBD
Commodity	Gold	Vanadium
Overseen by	BLM Battle Mountain	BLM Battle Mountain

Table 1. Table comparing mining attributes of Gold Bar and Gibellini projects. Both projects are located in Nevada, USA. The Gibellini project attributes are taken from it’s May 29, 2018 PEA which includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Prior to his time with McEwen Mining, Mr. Espell was a Principal Consultant at SRK Consulting and Vice President Environment for Gibellini’s prior operator, where he lead efforts in the preparation of Gibellini’s baseline studies and Plan of Operation.

Ron Espell’s wealth of experience includes being an Environmental Management Specialist at the Nevada Division of Environmental Protection, as well as working for 17 years in positions of increasing responsibility at Barrick Gold Corporation, from being Environmental Superintendent, Environmental Manager of Barrick Goldstrike, Regional Environmental Director - Australia Pacific, and Corporate Environmental Director, where he led the development and implementation of environmental policies and programs having oversight of all mine site environmental and hydrology permitting, reporting and monitoring activities, and compliance with all federal, state and local environmental laws and regulations in the US, Africa, South America and Australia.

Mr. Espell earned his Bachelor of Science degree in Environmental Geology from California State University in 1984, and throughout his career, has actively participated in the development of natural resource education programs.

Qualified Person

The technical content of this news release has been prepared under the supervision of Danniel Oosterman, VP, Exploration. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and EIS preparation. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Gerald Panneton”
President and CEO

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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